UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 13)*

SEANERGY MARITIME HOLDINGS CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

Y 73760137
(CUSIP Number)
Alastair Macdonald
Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Tel: (441) 295-5913
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.	Y 73760137

1.	Names of Reporting Persons
Jelco Delta Holding Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	58,927,008 (1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	58,927,008 (1)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		58,927,008 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		73.7%

14.	Type of Reporting Person (See Instructions)

CO

(1)
Includes (i) 4,222,223 shares of Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) which Jelco Delta Holding Corp. ("Jelco") may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, issued by the Issuer to Jelco, (ii) 23,516,667 shares of Common Stock of the Issuer which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended, issued by the Issuer to Jelco, and (iii) 15,277,778 shares of Common Stock of the Issuer which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 27, 2017, issued by the Issuer to Jelco.  See Item 3.

Schedule 13D
CUSIP No.	Y 73760137

1.	Names of Reporting Persons
	Comet Shipholding Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	853,434

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	853,434

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		853,434

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		2.3%

14.	Type of Reporting Person (See Instructions)

	CO

Schedule 13D
CUSIP No.	Y 73760137

1.	Names of Reporting Persons
Claudia Restis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Italy

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	59,780,442 (1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	59,780,442 (1)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person			59,780,442 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		74.7%

14.	Type of Reporting Person (See Instructions)

IN

(1)
Claudia Restis may be deemed to beneficially own 58,927,008 shares of Common Stock of the Issuer through Jelco and 853,434 shares of Common Stock of the Issuer through Comet Shipholding Inc., each through a revocable trust of which she is beneficiary. The shares she may be deemed to beneficially own through Jelco include (i) 4,222,223 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, issued by the Issuer to Jelco, (ii) 23,516,667 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended, issued by the Issuer to Jelco, and (iii) 15,277,778 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 27, 2017, issued by the Issuer to Jelco.  See Item 6.

Schedule 13D
CUSIP No.	Y 73760137

INTRODUCTION

This Amendment No. 13 to Schedule 13D further amends the Schedule 13D originally filed on March 12, 2015 by the Reporting Persons (as defined in Item 2), to reflect the change in beneficial ownership of the Common Stock (as defined in Item 1) of Seanergy Maritime Holdings Corp.

ITEM 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share ("Common Stock") issued by Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at 16 Grigoriou Lambraki Street, 166 74 Glyfada, Athens, Greece.

ITEM 2.	Identity and Background.

(a) – (c), (f) This statement is being filed by each of the persons identified below (collectively the "Reporting Persons"):

Name	Address	Jurisdiction of Incorporation or Place of Citizenship	Principal Business
Jelco Delta Holding Corp.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Marshall Islands	Investments
Comet Shipholding Inc.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Marshall Islands	Investments
Claudia Restis (1)	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Italy	Business and Philanthropy
(1) Claudia Restis is the beneficial owner of 100% of the capital stock of each of the corporate Reporting Persons through a revocable trust of which she is beneficiary.

(c) Except as set forth herein, no other transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.
(d) – (e)  None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Schedule 13D
CUSIP No.	Y 73760137

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Issuer granted a convertible promissory note to Jelco, dated September 27, 2017, in a principal amount of $13,750,000 (the "Convertible Promissory Note"), a copy of which is attached hereto as Exhibit A and the terms of which are incorporated herein by reference.  Pursuant to the Convertible Promissory Note, the outstanding principal amount of the Convertible Promissory Note is convertible into shares of Common Stock at any time at Jelco's option at a conversion price of $0.90 per share. No borrowed funds were used as consideration for the Convertible Promissory Note, other than funds borrowed from affiliates of the Reporting Persons used for working capital purposes in the ordinary course of business. There are no other material changes to Item 3 from the Schedule 13D/A filed with the Commission on April 7, 2017.

ITEM 4.	Purpose of Transaction.

There are no material changes to Item 4 from the Schedule 13D/A filed with the Commission on April 7, 2017.

Except as set forth above and as previously disclosed in the original Schedule 13D filed with the Commission on March 12, 2015, no Reporting Person has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) – (b) Based on information provided by the Issuer, the Issuer had 36,979,346 shares of Common Stock outstanding as of the date hereof.  Based upon the foregoing, as of the date hereof, the Reporting Persons' beneficial ownership is as set forth below:

		Voting			Dispositive
Name	Percentage of Shares Beneficially Owned	Sole	Shared		Sole	Shared
Jelco Delta Holding Corp.	73.7%	0	58,927,008	(1)	0	58,927,008	(1)
Comet Shipholding Inc.	2.3%	0	853,434		0	853,434
Claudia Restis	74.7%	0	59,780,442	(1)(2)	0	59,780,442	(1)(2)

(1)
Includes (i) 4,222,223 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, issued by the Issuer to Jelco, (ii) 23,516,667 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended, issued by the Issuer to Jelco, and (iii) 15,277,778 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 27, 2017, issued by the Issuer to Jelco.  See Item 3.

(2)
Claudia Restis may be deemed to beneficially own 58,927,008 shares of Common Stock of the Issuer through Jelco and 853,434 shares of Common Stock of the Issuer through Comet Shipholding Inc., each through a revocable trust of which she is beneficiary.

Schedule 13D
CUSIP No.	Y 73760137

(c) N/A

(d) N/A

(e) N/A

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 18, 2017, the Issuer and Jelco entered into an amendment (a copy of which is attached hereto as Exhibit B and the terms of which are incorporated herein by reference) to the convertible promissory note issued by the Issuer to Jelco, dated March 12, 2015, as amended.
On September 27, 2017, the Issuer granted a convertible promissory note to Jelco in a principal amount of $13,750,000 (the "Convertible Promissory Note", a copy of which is attached hereto as Exhibit A and the terms of which are incorporated herein by reference).  In connection with the Convertible Promissory Note, Jelco and the Issuer entered into a registration rights agreement dated September 27, 2017 (a copy of which is attached hereto as Exhibit D and the terms of which are incorporated herein by reference), pursuant to which Jelco received customary registration rights with respect to all shares it beneficially owns, including any shares received upon conversion of the Convertible Promissory Note.
Further, on September 27, 2017, the Issuer and Jelco entered into an amendment (a copy of which is attached hereto as Exhibit C and the terms of which are incorporated herein by reference) to the revolving convertible promissory note issued by the Issuer to Jelco, dated September 7, 2015, as amended.
Except as set forth above, there are no material changes to Item 6 from the Schedule 13D/A filed with the Commission on April 7, 2017.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit A	Convertible Promissory Note, dated September 27, 2017.
Exhibit B	Amendment No. 2 to Convertible Promissory Note, dated September 18, 2017.
Exhibit C	Amendment No. 9 to Revolving Convertible Promissory Note, dated September 27, 2017.
Exhibit D	Registration Rights Agreement, dated September 27, 2017.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2017

JELCO DELTA HOLDING CORP.

By:	/s/ Alastair Macdonald
Name:	Alastair Macdonald
Title:	President

COMET SHIPHOLDING INC.

By:	/s/ Alastair Macdonald
Name:	Alastair Macdonald
Title:	President

/s/ Claudia Restis
Claudia Restis

Exhibit A

NEITHER THE SECURITIES REPRESENTED BY THIS NOTE NOR THE SECURITIES ISSUABLE UPON THE CONVERSION OF THIS NOTE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS, AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) AN EXEMPTION FROM SUCH REGISTRATION EXISTS AND THE MAKER RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE SATISFACTORY TO THE MAKER, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS.
_____________

CONVERTIBLE PROMISSORY NOTE

$13,750,000	Athens, Greece
September 27, 2017

Seanergy Maritime Holdings Corp. a corporation organized under the laws of the Republic of the Marshall Islands (the "Maker"), the executive office of which is located at 16 Grigoriou Lambraki Str., 16674 Glyfada, Athens Greece, for value received hereby promises to pay to the investor set forth in Schedule 1 attached hereto, or its respective registered assigns (the "Holder"), the sum set forth opposite such Holder's name on Schedule 1 attached hereto and all accrued and unpaid interest, as set forth below. Except as otherwise set forth herein, payment for all amounts due hereunder shall be made by wire transfer of immediately available funds, in lawful tender of the United States, to an account designated in writing by the Holder.
The following is a statement of the rights of the Holder of this Note and the conditions to which this Note is subject, and to which the Holder hereof, by the acceptance of this Note, agrees:
1.          Definitions. As used in this Note, the following terms, unless the context otherwise requires, have the following meanings:
1.1          "Champion" shall mean Champion Ocean Navigation Co., a corporation 100% wholly owned by the Maker and incorporated under the laws of the Republic of Liberia.
1.2          "Champion General Assignment" shall mean a second priority general assignment of (inter alia) the Earnings, the Insurances and any Requisition Compensation relating to the Championship executed or, as the context may require, to be executed by Champion in favor of the Holder.
1.3           "Championship" shall mean the Liberian flag Capesize bulk carrier vessel "CHAMPIONSHIP" of approximately 179,238 dwt, built in 2011 and having IMO No. 9403516, currently registered in the ownership of Champion.
1.4          "Championship Finance Documents" shall mean this Note, the Owner Guarantee, the Guarantee, the Champion General Assignment, the Championship Mortgage; and any other document which is executed at any time by the Maker or Champion or Emperor or any other person as security for, or to establish any form of subordination or priorities arrangement in relation to, any amount payable to the Holder under this Note or any of the other documents referred to in this definition and, in the singular, means any of them.
1.5          "Championship Mortgage" shall mean a second preferred mortgage of even date herewith granted by Champion, as owner, in favor of the Holder, as mortgagee, over the Championship.
1.6          "Drawdown Date" shall mean the date on which an advance is made available hereunder.

1.7          "Emperor" shall mean Emperor Holding Ltd., a corporation 100% wholly owned by the Maker and incorporated under the laws of the Republic of the Marshall Islands.
1.8          "Guarantee" shall mean an irrevocable and unconditional guarantee of the obligations of the Maker executed or to be executed by Emperor in favor of the Holder and bearing the same date as this Note.
1.9          "Holder" when the context refers to a holder of this Note, shall mean any person who shall at the time be the registered holder of this Note.
1.10          "Material Adverse Effect" shall mean in the reasonable opinion of the Holder a material adverse effect on:
(a)          the business, operations, property, condition (financial or otherwise) or prospects of the Maker; or
(b)          the ability of the Maker to perform its obligations under this Note; or
(c)          the validity or enforceability of, or the effectiveness or ranking of any security granted pursuant to this Note or any of the Related Finance Documents.
1.11          "Maturity Date" shall mean the date falling four (4) years from the Drawdown Date.
1.12          "Owner Guarantee" shall mean an irrevocable and unconditional guarantee of the obligations of the Maker, as borrower, executed or to be executed by Champion in favour of the Holder and bearing the same date as this Note.
1.13          "Partner" shall mean Partner Shipping Co., a corporation 100% wholly owned by the Maker and incorporated under the laws of the Republic of the Marshall Islands.
1.14          "Partnership" shall mean the Marshall Islands flag capesize bulk carrier vessel "PARTNERSHIP" of approximately 179,213 dwt, built in 2012 and having IMO No. 9597848, currently registered in the ownership of Partner.
1.15          "Partnership Finance Documents" shall mean the Finance Documents as such term is defined in the Partnership Loan Agreement.
1.16          "Partnership Loan Agreement" shall mean that certain loan agreement dated as of May 24, 2017, as amended by an amendment thereto dated as of even date herewith, made by and between the Holder, as lender, and the Maker, as borrower.
1.17          "Partnership Second Mortgage" shall mean that certain preferred second mortgage, dated as of May 31, 2017, granted by Partner, as owner, in favor of the Holder, as mortgagee, over the Partnership, as amended by an amendment no. 1 thereto of even date herewith.
1.18          "Related Agreements" shall mean the Convertible Promissory Note dated as of March 12, 2015 (as supplemented and amended from time to time), the Revolving Convertible Promissory Note dated as of September 7, 2015 (as supplemented and amended from time to time) and the Loan Agreement dated as of October, 4, 2016 (as supplemented and amended from time to time), each made between the Maker and the Holder, and in the singular shall mean any one of them.
1.19          "Related Finance Documents" shall mean the Championship Finance Documents, the Partnership Finance Documents and the Related Agreements and in the singular shall mean any one of them.
1.20          "Ship" means each of Partnership and Championship and in the plural means both of them.
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1.21          "Total Loss"  means, in relation to a Ship:
a.          actual, constructive, compromised, agreed or arranged total loss of that Ship;
b.          any expropriation, confiscation, requisition or acquisition of that Ship, whether for full or part consideration, a consideration less than its proper value, a nominal consideration or without any consideration, which is effected by any government or official authority or by any person or persons claiming to be or to represent a government or official authority (excluding a requisition for hire for a fixed period not exceeding 1 year without any right to an extension) unless it is within 2 months from the date of such occurrence redelivered to the full control of its relevant owner;
c.          any condemnation of that Ship by any tribunal or by any person or person claiming to be a tribunal; and
d.          any arrest, capture, seizure, confiscation or detention of that Ship (including any hijacking or theft) unless it is within 2 months redelivered to the full control of its relevant owner.
1.22          "Total Loss Date"  means, in relation to a Ship:
a.	in the case of an actual loss of that Ship, the date on which it occurred or, if that is unknown, the date when that Ship was last heard of;
b.	in the case of a constructive, compromised, agreed or arranged total loss of that Ship, the earliest of:
i.	the date on which a notice of abandonment is given to the insurers; and
ii.	the date of any compromise, arrangement or agreement made by or on behalf of the relevant Owner with that Ship's insurers in which the insurers agree to treat that Ship as a total loss; and
c.	in the case of any other type of total loss, on the date (or the most likely date) on which it reasonably appears to the Holder that the event constituting the total loss occurred.
2.          Use of Proceeds. The proceeds of this Note shall be used to partly refinance: (i) part of the existing indebtedness secured over the Championship, (ii) a mandatory prepayment of $4,750,000 under the Partnership Loan Agreement, which prepayment shall be deemed immediately paid upon execution of this Note and reflected accordingly in Maker's and Holder's books and records and (iii) general corporate purposes. For the avoidance of doubt, the cash proceeds received by the Maker in connection with this Note shall equal $9,000,000.
3.          Interest. The Maker shall pay interest on the principal amount of this Note, which shall accrue from the Drawdown Date hereof through the Maturity Date, at the rate equal to the aggregate of (a) 5% per annum and (b) the three (3) month London Interbank Offered Rate for deposits in Dollars determined at or about 11.00 a.m. (London time) two (2) business days prior to the Drawdown Date of this Note and, for each subsequent interest period, at or about 11.00 a.m. (London time) two business days prior to the first day of such subsequent interest period (the "Interest Rate"). Interest shall be payable to the Holder quarterly so that the first interest payment be made on a date falling three (3) months from the Drawdown Date of this Note with the last interest payment falling due for payment on the Maturity Date.
3.1          Each interest payment shall be made on the end of the respective interest period. If the date of each interest payment is not a business day, the respective interest shall be payable on the next following business day. All interest payable under this Note shall accrue from day to day and be calculated on the basis of actual days elapsed and a 360 day year.
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3.2          Any interest period shall end on the repayment date relating to the corresponding Repayment Instalment.
3.3          In the event of a failure by the Maker to pay any amount on the date on which such amount is due and payable pursuant to this Note and irrespective of any notice by the Holder or any other person to the Maker in respect of such failure, the Maker shall pay interest on such amount on demand from the date of such default up to the date of actual payment at the per annum rate which is the aggregate of: (a) two point fifty per cent (2.50%); and (b) the Interest Rate.
4.          Events of Default. If any of the events specified in this Section 4 shall occur (herein individually referred to as an "Event of Default"), the Maker agrees to give the Holder prompt written notice of such event. The Holder may, so long as such condition exists or has not been cured during the applicable cure period (whether or not the Holder has received notice of such event), declare the entire principal and unpaid accrued interest hereon immediately due and payable; provided that upon occurrence of an Event of Default specified in subsection 4.6 below, all principal and interest shall automatically become immediately due and payable in full:
4.1          Any breach by the Maker of any material obligation or representation, warranty or covenant contained in this Note or in a Related Finance Document; or
4.2          The occurrence of any event or condition that in the reasonable opinion of the Holder has had, or could reasonably be expected to have, a Material Adverse Effect on the Maker's business, operations or financial condition; provided, that, in the event of any such occurrence, such Material Adverse Effect shall not have been cured by the Maker to the reasonable satisfaction of the Holder, within 30 days after the earlier to occur of (a) written notice to the Maker of such occurrence, and (b) the Maker's knowledge of such occurrence; or
4.3          The institution by the Maker of proceedings to be adjudicated as bankrupt or insolvent, or the consent by it to institution of bankruptcy or insolvency proceedings against it or the filing by it of a petition or answer or consent seeking reorganization or release under the federal Bankruptcy Act, or any other applicable federal or state law, or the consent by it to the filing of any such petition or the appointment of a receiver, liquidator, assignee, trustee or other similar official of the Maker, or of any substantial part of their respective property, or the making by it of an assignment for the benefit of creditors, or the taking of corporate action by the Maker in furtherance of any such action; or
4.4          If, within thirty (30) days after the commencement of an action against the Maker seeking any bankruptcy, insolvency, reorganization, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such action shall not have been resolved in favor of the Maker, as the case may be, or all orders or proceedings thereunder affecting the operations or the business of the Maker, as the case may be, stayed, or if the stay of any such order or proceeding shall thereafter be set aside, or if, within sixty (60) days after the appointment without the consent or acquiescence of the Maker, as the case may be, of any trustee, receiver or liquidator of the Maker or of all or any substantial part of the respective properties of the Maker, such appointment shall not have been vacated; or
4.5          The Maker or any of its subsidiaries shall default in the payment when due (subject to any applicable grace period), whether by acceleration or otherwise, of any material indebtedness thereof involving the borrowing of money or the extension of credit in excess of $750,000, or a default shall occur in the performance or observance of any obligation or condition with respect to such indebtedness if the effect of such default is to accelerate the maturity of any such indebtedness, or such default shall continue un-remedied for any applicable period of time sufficient to permit the holder or holders of such indebtedness, or any trustee or agent for such holders, to cause such indebtedness to become due and payable prior to its expressed maturity; or
4.6          The failure to pay principal, interest or any other sums under this Note to the Holder on the due date therefor as provided herein, or, to issue and deliver shares of the Maker's common stock, par value $0.0001 per share (the "Maker Common Stock"), in accordance with Section 8 hereof; or
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4.7          The occurrence of an Event of Default under the Partnership Loan Agreement.
5.          Repayment.
5.1          The Maker shall and it is expressly undertaken by the Maker to repay the Note by (a) two (2) consecutive annual instalments (the "Repayment Instalments") so that the first Repayment Instalment be repaid on the date falling twenty four (24) months after the Drawdown Date with the second Repayment Instalment be repaid on the date falling thirty six (36) months after the Drawdown Date and (b) the Balloon Instalment payable on the Maturity Date; subject to the provisions of this Note the amount of each Repayment Instalment and the Balloon Instalment shall be as follows:
5.1.1          Repayment Instalments: 1st to 2nd (both incl.) One million three hundred seventy-five thousand Dollars ($1,375,000) each; and
5.1.2          Balloon Instalment: Eleven million Dollars ($11,000,000).
5.1.3          If the date of each Repayment Instalment and the Balloon Instalment is not a business day, the respective Repayment Instalment shall be payable on the next following business day.
6.          Voluntary Prepayment.  The Maker may at any time, provided that it gives the Holder a not less than 10 business days (or such shorter period as the Holder may agree) prior written notice, prepay the whole or any part of the Note but if in part being an amount that reduces the amount of the Note by a minimum amount of Sixty Eight Thousand Seven Hundred Dollars ($68,700) or a multiple of that amount.
Any payment under this Section 6 shall reduce in inverse chronological order the amount of each Repayment Instalment (including the Balloon Instalment) falling after that prepayment by the amount prepaid.
7.          Mandatory Prepayment.  The Maker shall be obliged to prepay the whole or such lesser part of the Note as the Holder may require in case:
7.1.1 a Ship is sold, on or before the date on which the sale is completed by delivery of that Ship to the buyer; or
7.1.2 a Ship becomes a Total Loss on the date falling 90 days after the Total Loss Date;
provided that any amount to be prepaid under this Section 7 shall be made following the mandatory prepayment made under the Partnership Loan Agreement.
8.          Guarantee. This Note is secured by, inter alia, an irrevocable and unconditional guarantee of even date herewith executed by Emperor, for the due and punctual payment when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise of all the Maker's obligations under or in connection with this Note.
9.          Mortgages and Other Collateral.  This Note is secured by, inter alia, (i) the Championship Mortgage, (ii) the other Championship Finance Documents, (iii) the Partnership Mortgage, and (iv) the other Partnership Finance Documents.
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10.          Conversion.
10.1          Conversion. The Holder may by notice in writing to the Maker elect at any time to convert the whole or any part of the then remaining Repayment Instalments or the Balloon Instalment or the principal amount of this Note into a number of fully paid and nonassessable shares of the Maker Common Stock (the "Conversion Shares") equal to the amount of the remaining Repayment Instalments and Balloon Instalment being converted divided by a conversion price equal to $0.90 per share, as such conversion price may be adjusted pursuant to the terms hereof or by any other conversion price to be agreed in writing between the Maker and the Holder (the "Conversion Price").
10.2          Conversion Procedure. Before the Holder converts this Note into shares of the Maker Common Stock, it shall surrender this Note at the office of the Maker and shall give written notice by mail, postage prepaid, to the Maker as set forth in Section 16 below, of the election to convert the same pursuant to Section 10.1, and the amount of the Note being converted, if less than all. The Maker shall, as soon as practicable thereafter but in any case no later than five (5) days after the date of the Holder's notice under Section 10.1, deliver to the Holder such number of shares of Maker Common Stock as applicable based on the applicable Conversion Price.
10.3          Mechanics and Effect of Conversion. No fractional shares of the Maker Common Stock shall be issued upon conversion of this Note. In lieu of the Maker issuing any fractional shares to the Holder upon the conversion of this Note, the number of shares of the Maker Common Stock issued upon the conversion of this Note shall be rounded up to the nearest whole share.
11.          Conversion Price Adjustments.
11.1          Adjustments for Stock Splits and Subdivisions. In the event that the Maker should at any time or from time to time after the date of issuance hereof fix a record date for the effectuation of a split or subdivision of the outstanding shares of the Maker Common Stock or the determination of holders of the Maker Common Stock entitled to receive a dividend or other distribution payable in additional shares of the Maker Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of the Maker Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of the Maker Common Stock or the Common Stock Equivalents (including the additional shares of the Maker Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of this Note shall be appropriately decreased so that the number of shares of the Maker Common Stock issuable upon conversion of this Note shall be increased in proportion to such increase of outstanding shares.
11.2          Adjustments for Reverse Stock Splits. If the number of shares of the Maker Common Stock outstanding at any time after the date hereof is decreased by a combination of the outstanding shares of the Maker Common Stock, then, following the record date of such combination, the Conversion Price for this Note shall be appropriately increased so that the number of shares of the Maker Common Stock issuable on conversion hereof shall be decreased in proportion to such decrease in outstanding shares.
11.3          Notices of Record Date, etc.  In the event of:
11.3.1          Any taking by the Maker of a record of the holders of any class of securities of the Maker for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right; or
11.3.2          Any capital reorganization of the Maker, any reclassification or recapitalization of the capital stock of the Maker or any transfer of all or substantially all of the assets of the Maker to any other person or any consolidation or merger involving the Maker; or
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11.3.3          Any voluntary or involuntary dissolution, liquidation or winding-up of the Maker;
the Maker will mail to the holder of this Note at least five (5) business days prior to the earliest date specified therein, a notice specifying:

11.3.3.1          The date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right; and
11.3.3.2          The date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding-up is expected to become effective and the record date for determining stockholders entitled to vote thereon.
12.          Reservation of Stock Issuable Upon Conversion. The Maker shall at all times reserve and keep available out of its authorized but unissued shares of the Maker Common Stock solely for the purpose of effecting the conversion of this Note under Section 10.2 such number of its shares of the Maker Common Stock as shall from time to time be sufficient to effect the conversion of the Note under Section 10.2; and if at any time the number of authorized but unissued shares of the Maker Common Stock shall not be sufficient to effect the conversion of the entire outstanding principal amount of this Note under Section 10.2, in addition to such other remedies as shall be available to the Holder of this Note, the Maker will use its respective best efforts to take such corporate action as may, in the opinion of its respective counsel, be necessary to increase its authorized but unissued shares of the Maker Common Stock to such number of shares as shall be sufficient for such purposes.
13.          Registration Rights. The Holder shall be entitled to the registration rights set forth in that certain Registration Rights Agreement of even date herewith entered into among the Maker and the Holder.
14.          Assignment. The rights and obligations of the Maker and the Holder under this Note shall be binding upon and benefit the successors and assigns of the parties. This Note may not be assigned or transferred by the parties except in accordance with the terms hereof.
15.          Amendment. Any provision of this Note may be amended or modified upon the written consent of the Maker and the Holder.
16.          Notices.  All notices, requests, consents and other communications under this Note shall be in writing and shall be deemed delivered (i) upon delivery when delivered personally, (ii) upon receipt if by facsimile transmission (with confirmation of receipt thereof), or (iii) one (1) business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:
If to the Maker:
Seanergy Maritime Holdings Corp.
16 G. Lambraki str.
Premiera Mall – 2nd floor
16674 Glyfada, GR
Facsimile: +30 210 9638404
Attention: Chief Executive Officer

If to Holder:

Jelco Delta Holding Corp.
Western Isles
Jardine House, 4th Floor,
33-35 Reid Street
P.O. Box HM 1431
Hamilton HM FX, Bermuda
Facsimile: 441 296-0329
Attention: Alastair Macdonald
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Any party hereto may by notice so given change its address for future notice hereunder. Notice shall conclusively be deemed to have been given when personally delivered, faxed, or when deposited in the mail in the manner set forth above and shall be deemed to have been received when delivered.
17.          No Stockholder Rights.  Nothing contained in this Note shall be construed as conferring upon the Holder or any other person the right to vote or to consent or to receive notice as a stockholder in respect of meetings of stockholders for the election of directors of the Maker or any other matters or any rights whatsoever as a stockholder of the Maker; and no dividends shall be payable or accrued in respect of this Note or the Conversion Shares obtainable hereunder until, and only to the extent that, this Note or part of it shall have been converted.
18.          Usury. This Note is hereby expressly limited so that in no event whatsoever, whether by reason of acceleration of maturity of the loan evidenced hereby or otherwise, shall the amount paid or agreed to be paid to the Holder hereunder for the loan, use, forbearance or detention of money exceed that permissible under applicable law. If at any time the performance of any provision of this Note or of any other agreement or instrument entered into in connection with this Note involves a payment exceeding the limit of the interest that may be validly charged for the loan, use, forbearance or detention of money under applicable law, then automatically and retroactively, ipso facto, the obligation to be performed shall be reduced to such limit, it being the specific intent of the Maker and the Holder that all payments under this Note are to be credited first to interest as permitted by law, but not in excess of (i) the agreed rate of interest set forth herein or therein or (ii) that permitted by law, whichever is the lesser, and the balance toward the reduction of principal. The provisions of this Section 18 shall never be superseded or waived and shall control every other provision of this Note and all other agreements and instruments between the Maker and the Holder entered into in connection with this Note.
19.          Collection Costs.  The Maker shall pay the Holder all costs it may incur in connection with the collection of amounts due under this Note, including but not limited to attorneys' fees, whether incurred prior to the filing of a legal action, during arbitration, during enforcement, on in bankruptcy.
20.          Governing Law; Consent to Jurisdiction.  This Note shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof). Any dispute regarding this Agreement shall be exclusively referred to arbitration in London and conducted in accordance with the Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall act as chairman of such panel of arbitrators.  Upon receipt by one party of the nomination in writing of such other party's arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the third arbitrator shall be appointed by the President of the London Maritime Arbitrators Association ("LMAA") at the time within twenty one days of the two arbitrators being appointed. The arbitration shall be conducted in accordance with the terms of the LMAA then in effect.  The parties agree that any tribunal constituted under this Agreement shall have the power to order consolidation of proceedings or concurrent hearings in relation to any and all disputes arising out of or in connection with this Note or the other documents contemplated thereby, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal.
21.          Heading; References. All headings used herein are used for convenience only and shall not be used to construe or interpret this Note. Except where otherwise indicated, all references herein to Sections refer to Sections hereof.
22.          Waiver. The Maker hereby waives demand, notice, presentment, protest and notice of dishonor.
[Signature page to follow]
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IN WITNESS WHEREOF, the Maker has caused this Note to be issued this 27th day of September, 2017.

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer

9

NOTICE OF CONVERSION
(To Be Signed Only Upon Conversion of Note)
TO ___________
The undersigned, the holder of the foregoing Note, hereby surrenders such Note for conversion into shares of Common Stock of Seanergy Maritime Holdings Corp. to the extent of $__________________  of the unpaid principal amount of such Note, and requests that the certificates for such shares be issued in the name of, and delivered to ____________________, whose address is _______________________________________________________________.
Dated: _____________________

(Signature must conform in all respects to name of holder as specified on the face of the Note)

(Address)

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SCHEDULE 1

Name and Address of Investor	Principal Amount Owned
Jelco Delta Holding Corp. c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda	$13,750,000

11

Exhibit B

NEITHER THE SECURITIES REPRESENTED BY THIS NOTE NOR THE SECURITIES ISSUABLE UPON THE CONVERSION OF THIS NOTE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS, AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) AN EXEMPTION FROM SUCH REGISTRATION EXISTS AND THE MAKER RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS.

AMENDMENT No. 2 TO CONVERTIBLE PROMISSORY NOTE

$4,000,000	Athens, Greece
September 18, 2017

This amendment (the "Amendment No. 2") to a Convertible Promissory Note dated as of March 12, 2015, as amended by Amendment No.1 dated as of May 14, 2015, is entered into by and between Seanergy Maritime Holdings Corp., a corporation organized under the laws of the Republic of the Marshall Islands, ("Maker"), and investor set forth in Schedule 1 attached hereto, or its respective registered assigns (the "Holder").

BACKGROUND

WHEREAS, on March 12, 2015 the Maker executed a promissory note in the principal amount of USD$4,000,000 in favour of the Holder (the "Initial Note");

WHEREAS, on May 14, 2015 the parties entered into Amendment No.1 pursuant to which certain sections of the Promissory Note were amended and restated (together with the Initial Note and this Amendment No. 2, the "Promissory Note");

WHEREAS, each of the parties hereto wishes to amend the repayment schedule of the Promissory Note and, in exchange for this Amendment No. 2, the repayment shall be guaranteed and secured by the Guarantee (as hereinafter defined); and

NOW THEREFORE, in consideration of the foregoing and for other consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto intending to be legally bound hereby agree as follows:

AGREEMENT

1. In Section 1 of the Promissory Note new definitions of "Emperor", "Guarantee", "Material Adverse Effect" and "Related Finance Agreement" are hereby inserted in the correct alphabetical order:

"1.1 "Emperor" means a corporation 100% wholly owned by the Maker incorporated in the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Republic of the Marshall Islands."

"1.2 "Guarantee" means an irrevocable and unconditional guarantee of the obligations of the Maker executed or to be executed by Emperor in favour of the Holder and bearing the same date as Amendment No. 2."

"1.6 "Material Adverse Effect" means in the reasonable opinion of the Holder a material adverse effect on:
(a)          the business, operations, property, condition (financial or otherwise) or prospects of the Maker; or

(b)          the ability of the Maker to perform its obligations under this Note; or
(c)          the validity or enforceability of, or the effectiveness or ranking of any security granted pursuant to this Note."
"1.9 "Related Finance Agreement" means each of the Revolving Convertible Promissory Note dated as of September 7, 2015 (as supplemented and amended from time to time), the Loan Agreement dated as of October, 4, 2016 (as supplemented and amended from time to time) and the convertible promissory note in respect of an amount of up to $13,750,000 to be entered into until September 30, 2017 (as supplemented and amended from time to time), each made between the Maker and the Holder."

2. Following the insertion of the definitions of Emperor, Guarantee, Material Adverse Effect and Related Finance Agreement in Section 1 of the Promissory Note, the definitions of Holder, Leader, LIBOR, Maturity Date, MOA and Vessel are hereby renumbered to "1.3. Holder", "1.4 Leader", "1.5 LIBOR", 1.7 Maturity Date", "1.8 MOA" and "1.10 Vessel".

3. Section 3 of the Promissory Note is hereby deleted in its entirety and instead the following is inserted:

"3. Interest. The Maker shall pay interest on the principal amount of this Note, which shall accrue from the date hereof through the Maturity Date, at the rate equal to the aggregate of (a) 5% per annum and (b) the three (3) month London Interbank Offered Rate for deposits in Dollars determined at or about 11.00 a.m. (London time) two (2) business days prior to the delivery date of the Vessel to Leader and, for each subsequent interest period, at or about 11.00 a.m. (London time) two business days prior to the first day of such subsequent interest period (the "Interest Rate"). Interest shall be payable to the Holder quarterly so that the first interest payment be made on a date falling three (3) months from the delivery date of the Vessel to Leader with the last interest payment falling due for payment on the Maturity Date. In the event of a failure by the Maker to pay any amount on the date on which such amount is due and payable pursuant to this Note and irrespective of any notice by the Holder or any other person to the Maker in respect of such failure, the Maker shall pay interest on such amount on demand from the date of such default up to the date of actual payment at the per annum rate which is the aggregate of: (a) two point fifty per cent (2.50%); and (b) the Interest Rate."

4. Section 4 of the Promissory Note is hereby deleted in its entirety and instead the following is inserted:

"4. Events of Default. If any of the events specified in this Section 4 shall occur (herein individually referred to as an "Event of Default"), the Maker agrees to give the Holder prompt written notice of such event. The Holder may, so long as such condition exists or has not been cured during the applicable cure period (whether or not the Holder has received notice of such event), declare the entire principal and unpaid accrued interest hereon immediately due and payable; provided that upon occurrence of an Event of Default specified in subsection 4.6 below, all principal and interest shall automatically become immediately due and payable in full:

4.1 Any breach by the Maker of any material obligation or representation, warranty, or covenant contained in this Note or in a Related Finance Agreement; or

4.2 The occurrence of any event or condition that in the reasonable opinion of the Holder has had, or could reasonably be expected to have, a Material Adverse Effect on the Maker's business, operations or financial condition; provided, that, in the event of any such occurrence, such Material Adverse Effect shall not have been cured by the Maker to the reasonable satisfaction of the Holder, within 30 days after the earlier to occur of (a) written notice to the Maker of such occurrence and (b) the Maker's knowledge of such occurrence; or

2

4.3 The institution by the Maker of proceedings to be adjudicated as bankrupt or insolvent, or the consent by it to institution of bankruptcy or insolvency proceedings against it or the filing by it of a petition or answer or consent seeking reorganization or release under the federal Bankruptcy Act, or any other applicable federal or state law, or the consent by it to the filing of any such petition or the appointment of a receiver, liquidator, assignee, trustee or other similar official of the Maker, or of any substantial part of their respective property, or the making by it of an assignment for the benefit of creditors, or the taking of corporate action by the Maker in furtherance of any such action; or

4.4 If, within thirty (30) days after the commencement of an action against the Maker seeking any bankruptcy, insolvency, reorganization, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such action shall not have been resolved in favor of the Maker, as the case may be, or all orders or proceedings thereunder affecting the operations or the business of the Maker, as the case may be, stayed, or if the stay of any such order or proceeding shall thereafter be set aside, or if, within sixty (60) days after the appointment without the consent or acquiescence of the Maker, as the case may be, of any trustee, receiver or liquidator of the Maker or of all or any substantial part of the respective properties of the Maker, such appointment shall not have been vacated; or

4.5 The Maker or any of its subsidiaries shall default in the payment when due (subject to any applicable grace period), whether by acceleration or otherwise, of any material indebtedness thereof involving the borrowing of money or the extension of credit in excess of $750,000, or a default shall occur in the performance or observance of any obligation or condition with respect to such indebtedness if the effect of such default is to accelerate the maturity of any such indebtedness, or such default shall continue un-remedied for any applicable period of time sufficient to permit the holder or holders of such indebtedness, or any trustee or agent for such holders, to cause such indebtedness to become due and payable prior to its expressed maturity; or

4.6 The failure to pay principal, interest or any other sums under this Note to the Holder on the due date therefor as provided herein, or, to issue and deliver shares of the Maker's common stock, par value $0.0001 per share (the "Maker Common Stock"), in accordance with Section 7 hereof."

5. Section 5 of the Promissory Note is hereby deleted in its entirety and in its stead the following is inserted:

"5.          Repayment.
5.1          The Maker shall and it is expressly undertaken by the Maker to repay the Note by (a) four (4) instalments (the "Repayment Instalments") so that the first be repaid six (6) months after the delivery date of the Vessel to Leader, and the other three (3) instalments semi-annually commencing four (4) years after delivery date of the Vessel with the last (the 4th) of such Repayment Instalments falling due for payment on the Maturity Date and (b) the Balloon Instalment payable on the Maturity Date; subject to the provisions of this Note the amount of each Repayment Instalment and the Balloon Instalment shall be as follows:
5.1.1	Repayment Instalments: 1st to 3th Dollars Two hundred thousand ($200,000) each; and
5.1.2          Balloon Instalment: Dollars Three million Two hundred thousand ($3,200,000).
5.2          If the date of each Repayment Instalment and the Balloon Instalment is not a business day, the respective Repayment Instalment or the Balloon Instalment shall be payable on the next following business day."

6. A new section is hereby inserted before section 7 of the Promissory Note providing as follows:

"7.          Guarantee. Emperor will execute and deliver an irrevocable and unconditional guarantee of even date herewith for the due and punctual payment when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise of all the Maker's obligations under or in connection with this Note.

3

7. Following the insertion of the new section 7 as above in the Promissory Note, the sections of Conversion, Conversion Price Adjustments, Reservation of Stock Issuable Upon Conversion, Registration Rights, Assignment, Amendment, Notices, No Stockholder Rights, Usury, Collection Costs, Governing Law; Consent to Jurisdiction, Heading; References and Waiver are hereby renumbered to 8. Conversion, 9. Conversion Price Adjustments, 10. Reservation of Stock Issuable Upon Conversion, 11. Registration Rights, 12. Assignment, Amendment, 13. Notices, 14. No Stockholder Rights, 15. Usury, 16. Collection Costs, 17. Governing Law; 18. Consent to Jurisdiction, 19. Heading; References and 20. Waiver.

8. The new Section 18 of the Promissory Note is hereby deleted in its entirety and instead the following is inserted:

"18. "Governing Law; Consent to Jurisdiction.  This Note shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof). Any dispute regarding this Agreement shall be exclusively referred to arbitration in London and conducted in accordance with the Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall act as chairman of such panel of arbitrators.  Upon receipt by one party of the nomination in writing of such other party's arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the third arbitrator shall be appointed by the President of the London Maritime Arbitrators Association ("LMAA") at the time within twenty one days of the two arbitrators being appointed. The arbitration shall be conducted in accordance with the terms of the LMAA then in effect.  The parties agree that any tribunal constituted under this Agreement shall have the power to order consolidation of proceedings or concurrent hearings in relation to any and all disputes arising out of or in connection with this Note or the other documents contemplated thereby, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal."
9. The term "this Note" as used in the Promissory Note shall be read and construed as references to the Promissory Note, as amended hereby.

10. The parties hereto acknowledge and confirm that other than as amended herein, the Promissory Note shall remain in full force and effect and shall continue to evidence, guarantee and support their respective obligations.

11. Maker's Representations and Warranties: Maker hereby warrants and represents to the Holder as follows:

(a) To the best of Maker's knowledge and belief, after giving effect to this Amendment No. 2, no default has occurred under the Promissory Note nor has any event occurred or failed to occur which, with the passage of time or the giving of notice or both, would comprise such a default;
(b) There are no offsets, counterclaims or defenses against the indebtedness evidenced by the Note, as modified hereby;
(c) Maker has full power, authority and legal right to execute this Amendment No. 2 and to keep and observe all of the terms of this Amendment No. 2 to be observed or performed by Maker; and
(d) There are no actions, suits or proceedings pending or, to the knowledge of Maker, threatened against or affecting Maker or involving the validity or enforceability of the Promissory Note, at law or in equity, and Maker is not operating under, or subject to, or in default of, or in violation with respect to, any order, writ, injunction, decree or demand of any court or any governmental authorities.

4

12. Holder's Representations and Warranties: The Holder has full power, authority and legal right to execute this Amendment No. 2 and to keep and observe all of the terms of this Amendment No. 2 to be observed or performed by the Holder.

13. This Amendment No. 2 may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute on and the same instrument. All such counterparts may be delivered among the parties hereto be facsimile or other electronic transmission, which shall not affect the validity thereof.

14. This Amendment No. 2 shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof). Any dispute regarding this Amendment No. 2 shall be exclusively referred to arbitration in London and conducted in accordance with the Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall act as chairman of such panel of arbitrators.  Upon receipt by one party of the nomination in writing of such other party's arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the third arbitrator shall be appointed by the President of the London Maritime Arbitrators Association ("LMAA") at the time within twenty one days of the two arbitrators being appointed. The arbitration shall be conducted in accordance with the terms of the LMAA then in effect.  The parties agree that any tribunal constituted under this Amendment No. 2 shall have the power to order consolidation of proceedings or concurrent hearings in relation to any and all disputes arising out of or in connection with the Promissory Note or the other documents contemplated thereby, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal.

15. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Promissory Note.

IN WITNESS WHEREOF, the Maker and the Holder have caused this Amendment No. 2 to be executed as of the first date written above.

THE MAKER:

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer

THE HOLDER:

JELCO DELTA HOLDING CORP.

By:	/s/ Evan Breibart
Name:	Evan Breibart
Title:	Director

5

Name and Address of Investor	Principal Amount Owned as of 18 September 2017
Jelco Delta Holding Corp. c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda	$3,800,000

6

Exhibit C

NEITHER THE SECURITIES REPRESENTED BY THIS NOTE NOR THE SECURITIES ISSUABLE UPON THE CONVERSION OF THIS NOTE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS, AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) AN EXEMPTION FROM SUCH REGISTRATION EXISTS AND THE MAKER RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS.

AMENDMENT No. 9 TO REVOLVING CONVERTIBLE PROMISSORY NOTE

$21,165,000	Athens, Greece
27 September, 2017

This amendment (the "Amendment No. 9") to a Revolving Convertible Promissory Note dated as of September 7, 2015, as amended by Amendment No.1 dated as of December 1, 2015, as further amended by Amendment No.2 dated as of December 14, 2015, further amended by Amendment No.3 dated as of January 27, 2016, further amended by Amendment No.4 dated as of March 7, 2016, further amended by Amendment No.5 dated as of April 21, 2016, further amended by Amendment No.6 dated as of May 17, 2016, further amended by Amendment No.7 dated as of June 16, 2016 and as further amended by Amendment No.8 dated as of March 28, 2017, is entered into by and between Seanergy Maritime Holdings Corp., a corporation organized under the laws of the Republic of the Marshall Islands, ("Maker"), and Jelco Delta Holding Corp., or its respective registered assigns (the "Holder").

BACKGROUND

WHEREAS, on September 7, 2015 the Maker executed a revolving convertible promissory note in the principal amount of USD$6,765,000 in favor of the Holder (the "Initial Note");

WHEREAS, between December 1, 2015 and March 28, 2017, the parties entered into amendments to the Initial Note pursuant to which certain sections of the Initial Note were amended and restated and the principal amount was increased to USD$21,165,000 (together with the Initial Note and this Amendment No. 9, the "Promissory Note");

WHEREAS, each of the parties hereto wishes to amend the repayment schedule of the Promissory Note and, in exchange for this Amendment No. 9, the repayment shall be guaranteed and secured by the Guarantee (as hereinafter defined); and

NOW THEREFORE, in consideration of the foregoing and for other consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto intending to be legally bound hereby agree as follows:

AGREEMENT

1. In Section 1 of the Promissory Note, new definitions of "Emperor", "Guarantee", "Material Adverse Effect" and "Related Finance Agreement" are hereby inserted in the correct alphabetical order:

"1.4 "Emperor" means a corporation 100% wholly owned by the Maker incorporated in the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Republic of the Marshall Islands."

"1.5 "Guarantee" means an irrevocable and unconditional guarantee of the obligations of the Maker executed or to be executed by Emperor in favour of the Holder and bearing the same date as Amendment No. 9."

"1.7 "Material Adverse Effect" means in the reasonable opinion of the Holder a material adverse effect on:
(a)          the business, operations, property, condition (financial or otherwise) or prospects of the Maker; or
(b)          the ability of the Maker to perform its obligations under this Note; or
(c)          the validity or enforceability of, or the effectiveness or ranking of any security granted pursuant to this Note."
"1.11 "Related Finance Agreement" means each of the Convertible Promissory Note dated as of March 12, 2015 (as supplemented and amended from time to time), the Loan Agreement dated as of October, 4, 2016 (as supplemented and amended from time to time) and the Convertible Promissory Note dated as of September 27, 2017 (as supplemented and amended from time to time), each made between the Maker and the Holder."

2. Following the insertion of the definitions of "Emperor", "Guarantee", "Material Adverse Effect" and "Related Finance Agreement" in Section 1 of the Promissory Note, the definitions of Holder, Maturity Date, Note, Reduction Date, and Revolving Advances are hereby renumbered to "1.6. Holder", "1.8 Maturity Date", "1.9 Note", 1.10 Reduction Date" and "1.12 Revolving Advances".

3. In Section 1 of the Promissory Note, the definitions of "Applicable Limit", "Maturity Date" and "Reduction Date" are hereby deleted in their entirety and replaced with the following:

"1.1 "Applicable Limit" means the maximum principal amount available for drawing hereunder at any relevant time and being on the date hereof twenty one million one hundred sixty five thousand Dollars ($21,165,000) and being reduced by three million three hundred thousand Dollars ($3,300,000) on the first Reduction Date."

"1.8 "Maturity Date" means the date falling five (5) years from the initial Drawdown Date."

"1.10 "Reduction Date" means the date falling four (4) years from the date of the initial Drawdown Date at the Maker's option, on which the Applicable Limit shall be reduced pursuant to the provisions of this Note; provided that, if the date of the Reduction Date is not a business day, the Applicable Limit shall be reduced on the next following business day."

4. Section 3 of the Promissory Note is hereby deleted in its entirety and instead the following is inserted:

"3. Interest. The Maker shall pay interest on the outstanding principal amount of this Note at the rate equal to the sum of (a) 5% per annum and (b) the three (3) month London Interbank Offered Rate for deposits in Dollars determined at or about 11.00 a.m. (London time) two (2) business days prior to the first day of each interest period (the "Interest Rate"). Each interest period shall be of three (3) months each commencing on the initial Drawdown Date. Each interest payment shall be made on the end of the respective interest period. In case the date of each interest payment is not a business day, the respective interest shall be payable on the next following business day. All interest payable under this Note shall accrue from day to day and be calculated on the basis of actual days elapsed and a 360-day year. Notwithstanding the above, the last interest period shall end on the Maturity.  In the event of a failure by the Maker to pay any amount on the date on which such amount is due and payable pursuant to this Note and irrespective of any notice by the Holder or any other person to the Maker in respect of such failure, the Maker shall pay interest on such amount on demand from the date of such default up to the date of actual payment at the per annum rate which is the aggregate of: (a) two point fifty per cent (2.50%); and (b) the Interest Rate."
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5. Section 4 of the Promissory Note is hereby deleted in its entirety and instead the following is inserted:

"4. Events of Default. If any of the events specified in this Section 4 shall occur (herein individually referred to as an "Event of Default"), the Maker agrees to give the Holder prompt written notice of such event. The Holder may, so long as such condition exists or has not been cured during the applicable cure period (whether or not the Holder has received notice of such event), declare the entire principal and unpaid accrued interest hereon immediately due and payable; provided that upon occurrence of an Event of Default specified in subsection 4.6 below, all principal and interest shall automatically become immediately due and payable in full:

4.1 Any breach by the Maker of any material obligation or representation, warranty, or covenant contained in this Note or in a Related Finance Agreement; or

4.2 The occurrence of any event or condition that in the reasonable opinion of the Holder has had, or could reasonably be expected to have, a Material Adverse Effect on the Maker's business, operations or financial condition; provided, that, in the event of any such occurrence, such Material Adverse Effect shall not have been cured by the Maker to the reasonable satisfaction of the Holder, within 30 days after the earlier to occur of (a) written notice to the Maker of such occurrence and (b) the Maker's knowledge of such occurrence; or

4.3 The institution by the Maker of proceedings to be adjudicated as bankrupt or insolvent, or the consent by it to institution of bankruptcy or insolvency proceedings against it or the filing by it of a petition or answer or consent seeking reorganization or release under the federal Bankruptcy Act, or any other applicable federal or state law, or the consent by it to the filing of any such petition or the appointment of a receiver, liquidator, assignee, trustee or other similar official of the Maker, or of any substantial part of their respective property, or the making by it of an assignment for the benefit of creditors, or the taking of corporate action by the Maker in furtherance of any such action; or

4.4 If, within thirty (30) days after the commencement of an action against the Maker seeking any bankruptcy, insolvency, reorganization, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such action shall not have been resolved in favor of the Maker, as the case may be, or all orders or proceedings thereunder affecting the operations or the business of the Maker, as the case may be, stayed, or if the stay of any such order or proceeding shall thereafter be set aside, or if, within sixty (60) days after the appointment without the consent or acquiescence of the Maker, as the case may be, of any trustee, receiver or liquidator of the Maker or of all or any substantial part of the respective properties of the Maker, such appointment shall not have been vacated; or

4.5 The Maker or any of its subsidiaries shall default in the payment when due (subject to any applicable grace period), whether by acceleration or otherwise, of any material indebtedness thereof involving the borrowing of money or the extension of credit in excess of $750,000, or a default shall occur in the performance or observance of any obligation or condition with respect to such indebtedness if the effect of such default is to accelerate the maturity of any such indebtedness, or such default shall continue un-remedied for any applicable period of time sufficient to permit the holder or holders of such indebtedness, or any trustee or agent for such holders, to cause such indebtedness to become due and payable prior to its expressed maturity; or

4.6 The failure to pay principal, interest or any other sums under this Note to the Holder on the due date therefor as provided herein, or, to issue and deliver shares of the Maker's common stock, par value $0.0001 per share (the "Maker Common Stock"), in accordance with Section 7 hereof."

6. A new section is hereby inserted before Section 8 of the Promissory Note providing as follows:

"8.          Guarantee. Emperor will execute and deliver an irrevocable and unconditional guarantee of even date herewith for the due and punctual payment when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise of all the Maker's obligations under or in connection with this Note.
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7. Following the insertion of the new section 8 as above in the Promissory Note, the sections of Conversion, Conversion Price Adjustments, Reservation of Stock Issuable Upon Conversion, Registration Rights, Assignment, Amendment, Notices, No Stockholder Rights, Usury, Collection Costs, Governing Law; Consent to Jurisdiction, Heading; References and Waiver are hereby renumbered to 9. Conversion, 10. Conversion Price Adjustments, 11. Reservation of Stock Issuable Upon Conversion, 12. Registration Rights, 13. Assignment, 14. Amendment, 15. Notices, 16. No Stockholder Rights, 17. Usury, 18. Collection Costs, 19. Governing Law; Consent to Jurisdiction, 20. Heading; References and 21. Waiver.

8. The new Section 19 of the Promissory Note is hereby deleted in its entirety and instead the following is inserted:

"19. "Governing Law; Consent to Jurisdiction.  This Note shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof). Any dispute regarding this Agreement shall be exclusively referred to arbitration in London and conducted in accordance with the Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall act as chairman of such panel of arbitrators.  Upon receipt by one party of the nomination in writing of such other party's arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the third arbitrator shall be appointed by the President of the London Maritime Arbitrators Association ("LMAA") at the time within twenty one days of the two arbitrators being appointed. The arbitration shall be conducted in accordance with the terms of the LMAA then in effect.  The parties agree that any tribunal constituted under this Agreement shall have the power to order consolidation of proceedings or concurrent hearings in relation to any and all disputes arising out of or in connection with this Note or the other documents contemplated thereby, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal."
9. The term "this Note" as used in the Promissory Note shall be read and construed as references to the Promissory Note, as amended hereby.

10. The parties hereto acknowledge and confirm that other than as amended herein, the Promissory Note shall remain in full force and effect and shall continue to evidence, guarantee and support their respective obligations.

11. Maker's Representations and Warranties: the Maker hereby warrants and represents to the Holder as follows:

(a) To the best of Maker's knowledge and belief, after giving effect to this Amendment No. 9, no default has occurred under the Promissory Note nor has any event occurred or failed to occur which, with the passage of time or the giving of notice or both, would comprise such a default;
(b) There are no offsets, counterclaims or defenses against the indebtedness evidenced by the Note, as modified hereby;
(c) The Maker has full power, authority and legal right to execute this Amendment No. 9 and to keep and observe all of the terms of this Amendment No. 9 to be observed or performed by the Maker; and
(d) There are no actions, suits or proceedings pending or, to the knowledge of Maker, threatened against or affecting the Maker or involving the validity or enforceability of the Promissory Note, at law or in equity, and the Maker is not operating under, or subject to, or in default of, or in violation with respect to, any order, writ, injunction, decree or demand of any court or any governmental authorities.
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12. Holder's Representations and Warranties: The Holder has full power, authority and legal right to execute this Amendment No. 9 and to keep and observe all of the terms of this Amendment No. 9 to be observed or performed by the Holder.

13. This Amendment No. 9 may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute on and the same instrument. All such counterparts may be delivered among the parties hereto be facsimile or other electronic transmission, which shall not affect the validity thereof.

14. This Amendment No. 9 shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof). Any dispute regarding this Amendment No. 9 shall be exclusively referred to arbitration in London and conducted in accordance with the Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall and as chairman of such panel of arbitrators.  Upon receipt by one party of the nomination in writing of such other party's arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the third arbitrator shall be appointed by the President of the London Maritime Arbitrators Association ("LMAA") at the time within twenty one days of the two arbitrators being appointed. The arbitration shall be conducted in accordance with the terms of the LMAA then in effect.  The parties agree that any tribunal constituted under this Amendment No. 9 shall have the power to order consolidation of proceedings or concurrent hearings in relation to any and all disputes arising out of or in connection with the Promissory Note or the other documents contemplated thereby, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal.

15. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Promissory Note.

IN WITNESS WHEREOF, the Maker and the Holder have caused this Amendment No. 9 to be executed as of the first date written above.

THE MAKER:

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer

THE HOLDER:

JELCO DELTA HOLDING CORP.

By:	/s/ Evan Breibart
Name:	Evan Breibart
Title:	Director

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Exhibit D

REGISTRATION RIGHTS AGREEMENT
This Registration Rights Agreement (this "Agreement") is made and entered into effective as of September 27, 2017, by and among Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Company"), and the investor signatory hereto (the "Investor").
RECITALS
A.          The Company and the Investor are entering into a convertible promissory note (the "Convertible Note") dated the date hereof, convertible into shares of the Company's common stock, par value $0.0001 per share (the "Common Stock").
B.          The Investor is the "beneficial owner" (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of 58,927,007 shares of Common Stock (the "Shares"), as set forth on Schedule 1 hereto.
C.          Each issuance and sale of Shares by the Company to the Investor has been or will be made pursuant to an exemption from the registration requirements of the Securities Act.
NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1.          Definitions. As used in this Agreement, the following terms shall have the following meanings:
"Advice" shall have the meaning set forth in Section 6(b).
"Agreement" shall have the meaning set forth in the preamble above.
"Availability Date" shall have the meaning set forth in Section 3(j).
"Business Day" means any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which banking institutions in the State of New York, London, England or Athens, Greece are authorized or required by law or other governmental action to close.
"Company Registration Statement" shall have the meaning set forth in Section 2(b).
"Commission" means the U.S. Securities and Exchange Commission.
"Demand" shall have the meaning set forth in Section 2(a).
"Demand Registration" shall have the meaning set forth in Section 2(a).
"Effectiveness Period" shall have the meaning set forth in Section 2(a).
"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
"Filing Date" shall have the meaning set forth in Section 2(a).
"Holder" means the holder, from time to time of Registrable Securities.
"Indemnified Party" shall have the meaning set forth in Section 5(c).
"Indemnifying Party" shall have the meaning set forth in Section 5(c).

"Investor" shall have the meaning set forth in the preamble.
"Losses" shall have the meaning set forth in Section 5(a).
"Piggyback Registration" shall have the meaning set forth in Section 2(b).
"Plan of Distribution" shall have the meaning set forth in Section 2(a).
"Proceeding" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.
"Prospectus" means the prospectus included in the Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.
"Registrable Securities" means the Shares issued and outstanding at the time of any Demand together with any securities issued or issuable upon any exchange, stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) a Registration Statement covering such securities has been declared effective by the Commission and such securities have been disposed of pursuant to such effective Registration Statement, (ii) such securities are sold under circumstances in which all of the applicable conditions of Rule 144 (or any similar provisions then in force) under the Securities Act are met, (iii) such securities are otherwise transferred and such securities may be resold without subsequent registration under the Securities Act, or (iv) such securities shall have ceased to be outstanding.
"Registration Statement" means each registration statement required to be filed hereunder (including a registration statement registering for sale any Registrable Securities pursuant to a Piggyback Registration), including the Prospectus, amendments and supplements to the registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in the Registration Statement.
"Rule 415" means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.
"Rule 424" means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.
"Securities Act" means the Securities Act of 1933, as amended.
"Shares" shall have the meaning set forth in the recitals above.
"Suspension Certificate" shall have the meaning set forth in Section 6(e).
"Third Party" shall have the meaning set forth in Section 2(b).
"Third-Party Registration Statement" shall have the meaning set forth in Section 2(b).

"Trading Market" means the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Market or the NASDAQ Capital Market; and, with respect to any particular date, shall mean the Trading Market on which the Common Stock is listed or quoted for trading on such date.
2.          Registration.
(a)          Demand Registration.  On or prior to the date (the "Filing Date") which is forty-five (45) days after the date on which a request (a "Demand") is given by a Holder to the Company, the Company shall prepare and file with the Commission a Registration Statement pursuant to Rule 415 covering the offering and resale of all or any portion of the Registrable Securities not already covered by an existing and effective Registration Statement and representing not less than 5,000,000 Shares or Shares having an aggregate market value of at least $5,000,000, or if Rule 415 is not available for offers or sales of the Registrable Securities, for such other means of distribution of Registrable Securities as the Holder may reasonably request (or, at the Holder's option to delay such registration) (a "Demand Registration"). The Registration Statement required hereunder shall be on Form S-3 or Form F-3, as applicable (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3 or Form F-3, in which case the Registration shall be on Form S-1 or F-1 or another appropriate form as shall be selected by the Company upon advice of its counsel). The Registration Statement required hereunder shall contain (except if otherwise directed by the Holder) a section substantially similar to the "Plan of Distribution" attached hereto as Annex A. The Company shall use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but no later than 120 days following the filing thereof (the "Effectiveness Date"), and shall use its reasonable best efforts to keep such Registration Statement continuously effective under the Securities Act (including the filing of any necessary amendments, post-effective amendments and supplements) until all Registrable Securities covered under such Registration Statement have been disposed of pursuant to such Registration Statement or have otherwise ceased to be Registrable Securities (the "Effectiveness Period").
(b) Piggy-Back Registration.  (i) If, after the date hereof, the Company at any time proposes to file a registration statement on Form F-1, F-3 or otherwise, with respect to any offering of its equity securities for its own account (a "Company Registration Statement"), or for the account of any other Persons (any such Person, a "Third Party" and any such registration statement, a "Third-Party Registration Statement") (other than (A) a registration under Section 2(a), (B) a registration statement on Form F-4 or S-8 (or such other similar successor forms then in effect under the Securities Act), (C) a registration of securities solely relating to an offering and sale to employees, directors or consultants of the Company or its subsidiaries pursuant to any employee stock plan or other employee benefit plan arrangement, (D) a registration not otherwise covered by clause (B) above pursuant to which the Company is offering to exchange its own securities for other securities, (E) a registration statement relating solely to dividend reinvestment or similar plans or (F) a shelf registration statement pursuant to which only the initial purchasers and subsequent transferees of debt securities of the Company or any of its subsidiaries that are convertible or exchangeable for Common Stock and that are initially issued pursuant to Rule 144A and/or Regulation S (or any successor provisions) of the Securities Act may resell such notes and sell the Common Stock into which such notes may be converted or exchanged), then, as soon as practicable (but in no event less than 10 days prior to the proposed date of filing of such registration statement), the Company shall give written notice of such proposed filing to each Holder, and such notice shall offer each Holder the opportunity to register under such registration statement such number of Registrable Securities as such Holder may request in writing delivered to the Company within ten (10) days of delivery of such written notice by the Company to such Holder.  Subject to Sections 2(b), (c) and (d), the Company shall include in such registration statement all such Registrable Securities that are requested by Holders to be included therein in compliance with the immediately foregoing sentence (a "Piggyback Registration"); provided, that if at any time after giving written notice of its intention to register any equity securities and prior to the effective date of the registration statement filed in connection with such Piggyback Registration, the Company shall determine for any reason not to register or to delay registration of the equity securities covered by such Piggyback Registration, the Company shall give written notice of such determination to each Holder that had requested to register its, his or her Registrable Securities in such registration statement and, thereupon, (1) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses in connection therewith, to the extent payable) and (2) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering the other equity securities covered by such Piggyback Registration.  If the offering pursuant to such registration statement is to be underwritten, the Company shall so advise the Holders as a part of the written notice given pursuant this Section 2(b), and each Holder making a request for a Piggyback Registration pursuant to this Section 2(b) must, and the Company shall make such arrangements with the managing underwriter or underwriters so that each such Holder may, participate in such underwritten offering, subject to the conditions of Sections 2(b) and (c).  If the offering pursuant to such registration statement is to be on any other basis, the Company shall so advise the Holders as part of the written notice given pursuant to this Section 2(b), and each Holder making a request for a Piggyback Registration pursuant to this Section 2(b) must, and the Company shall make such arrangements so that each such Holder may, participate in such offering on such basis, subject to the conditions of Sections 2(b) and (c).  If, as a result of applicable law or based upon comments received by the Commission, all of the Registrable Securities to be included in the Registration Statement cannot be so included, then the Company shall only include in the Registration Statement the number of Registrable Securities permitted to be so included (allocated pro rata among the Holders and any other Persons that have requested to participate in such Registration Statement based on the relative number of such registrable securities then held by each such Holder and such other Persons).  Each Holder shall be permitted to withdraw all or part of its Registrable Securities from a Piggyback Registration at any time prior to the effectiveness of such registration statement; provided, however, that except as set forth above, if a Holder voluntarily withdraws all of its Registrable Securities from a Piggyback Registration, the Company shall not be liable for any Registration Expenses incurred by such Holder and such Holder shall promptly reimburse the Company for any such amounts received from the Company.

(c)          Priority of Piggyback Registration.  If the managing underwriter or underwriters of any proposed underwritten offering of Registrable Securities included in a Piggyback Registration to a Company Registration Statement informs the Company and the Holders that have requested to participate in such Piggyback Registration in writing that, in its or their opinion, the number of securities which such Holders and any other Persons intend to include in such offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such registration shall be: (i) first, 100% of the securities that the Company proposes to sell, (ii) second, and only if all the securities referred to in clause (i) have been included, the number of securities that would otherwise be included in such offering and that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect in such registration, which such number shall be allocated pro rata among the Holders based on the relative number of such Registrable Securities then held by each such Holder (provided that any securities thereby allocated to a Holder that exceed such Holder's request shall be reallocated among the remaining requesting Holders in like manner), and (iii) third, and only if all of the securities referred to in clause (ii) have been included in such registration, any other securities eligible for inclusion in such registration that, in the opinion of the managing underwriter or underwriters, can be sold without having such adverse effect in such registration.
If the managing underwriter or underwriters of any proposed underwritten offering of Registrable Securities included in a Piggyback Registration to a Third-Party Registration Statement informs the Company and the Holders that have requested to participate in such Piggyback Registration in writing that, in its or their opinion, the number of securities which such Holders and any other Persons intend to include in such offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such registration shall be: (i) first, 100% of the securities that the Third Party proposes to sell, (ii) second, and only if all the securities referred to in clause (i) have been included, the number of securities that would otherwise be included in such offering and that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect in such registration, which such number shall be allocated pro rata among the Holders based on the relative number of Registrable Securities then held by each such Holder (provided that any securities thereby allocated to a Holder that exceed such Holder's request shall be reallocated among the remaining requesting Holders in like manner), and (iii) third, and only if all of the securities referred to in clause (ii) have been included in such registration, any other securities eligible for inclusion in such registration that, in the opinion of the managing underwriter or underwriters, can be sold without having such adverse effect in such registration.
(d)          Other Registrations. If the Company has previously filed a Registration Statement with respect to Registrable Securities, and if such previous registration has not been withdrawn or abandoned, the Company shall not be obligated to cause to become effective any other registration of any of its securities under the Securities Act, whether on its own behalf or at the request of any holder of such securities, until a period of at least 120 days has elapsed from the termination of the offering under the previous registration.
3.          Registration Procedures.
In connection with the Company's registration obligations hereunder, the Company shall:
(a)          Not less than two (2) Business Days prior to the filing of the Registration Statement or any related Prospectus or any amendment or supplement thereto, (i) furnish to the Holder copies of all such documents proposed to be filed (including documents incorporated or deemed incorporated by reference to the extent requested by such Person) which documents will be subject to the review of such Holder, and (ii) cause its officers and directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective legal counsel to conduct a reasonable investigation within the meaning of the Securities Act. The Company shall not file the Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Holder of a majority of the Registrable Securities shall reasonably object in good faith; provided, however, that any period of time which the Registration Statement is delayed due to such objection will be added to the Filing Date and the Effectiveness Date.

(b)          (i) Prepare and file with the Commission such amendments, including post-effective amendments, to the Registration Statement and the Prospectus used in connection therewith as may be necessary to keep the Registration Statement continuously effective as to the Registrable Securities for the Effectiveness Period; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to the Registration Statement or any amendment thereto; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the Registration Statement in accordance with the intended methods of disposition by the Holder thereof set forth in the Registration Statement as so amended or in such Prospectus as so supplemented.
(c)          Notify the Holder of Registrable Securities to be sold as promptly as reasonably possible (and, in the case of (i)(A) below, not less than two (2) Business Days prior to such filing) and (if requested by any such Person) confirm such notice in writing promptly following the day (i) (A) when a Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a "review" of the Registration Statement and whenever the Commission comments in writing on the Registration Statement (the Company shall upon request provide true and complete copies thereof and all written responses thereto as promptly as reasonably possible to the Holder who so requests provided such requesting Holder agree to keep such information confidential until it is publicly disclosed); and (C) with respect to the Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission or any other Federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to the Registration Statement or Prospectus or for additional information; (iii) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose, and (v) of the occurrence of any event or passage of time that makes the financial statements included in the Registration Statement ineligible for inclusion therein or any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the Registration Statement, Prospectus or other documents so that, in the case of the Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that such Holder of Registrable Securities agrees to keep such information confidential until it is publicly disclosed).
(d)          Use its best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of the Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.
(e)          To the extent requested by such Holder, furnish to each Holder, without charge, at least one conformed copy of the Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission.
(f)          Promptly deliver to each Holder, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request in connection with resales by the Holder of Registrable Securities. The Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holder in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto, except after the giving of any notice pursuant to Section 3(c).

(g)          Use its best efforts to register or qualify or cooperate with the selling Holder in connection with the registration or qualification (or exemption from the Registration or qualification) of such Registrable Securities for the resale by the Holder under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, to keep each of the registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, subject the Company to any material tax in any such jurisdiction where it is not then so subject or file a general consent to service of process in any such jurisdiction.
(h)          If requested by the Holder, cooperate with the Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statement, which certificates shall be free, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holder may request.
(i)          Upon the occurrence of any event contemplated by Section 3(c)(v), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(j)          Use best efforts to make available to its security holders no later than the Availability Date (as defined below), an earning statement covering a period of at least twelve (12) months, beginning after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, including Rule 158 promulgated thereunder. For the purpose of this subsection, "Availability Date" shall mean the 45th day following the end of the fourth fiscal quarter after the fiscal quarter that includes the effective date of the Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company's fiscal year, "Availability Date" means the 90th day after the end of such fourth fiscal quarter.
(k)          Comply with all applicable rules and regulations of the Commission and use its reasonable best efforts to cause all Registrable Securities to be listed for trading on a Trading Market, if the Company is then listed on a Trading Market.
The Company may require each selling Holder to furnish to the Company a certified statement as to the number of shares of Common Stock beneficially owned by such Holder and the person thereof that has voting and dispositive control over the Shares, for purposes of disclosure in the "Selling Stockholder" table in the Registration Statement.
4.          Registration Expenses. All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to the Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with the Trading Market on which the Common Stock is then listed for trading, and (B) for compliance with applicable state securities or Blue Sky laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by the Holder of a majority of the Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, (vi) "road show" expenses and (vii) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal and accounting expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties and all fees and expenses of the Company's certified public accountants), the expense of the preparation of all financial statements and any audit or review thereof by the Company's accountants, including in connection with their rendering a "cold comfort" letter to the underwriters, if requested, and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. In no event shall the Company be responsible for any broker, underwriter or similar commissions or any legal fees or other costs of the Holder.

5.          Indemnification.
(a)          Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, agents and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys' fees) and expenses (collectively, "Losses"), as incurred, to the extent arising out of or relating to any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law, or any rule or regulation thereunder, except to the extent, but only to the extent, that (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities as set forth in the section of the Registration Statement substantially similar to Annex A hereto or any changes to such section that are expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto, or (2) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 6(b).
(b)          Indemnification by Holder. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its officers, directors, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all Losses, as incurred, to the extent arising out of or based upon: (1) such Holder's failure to comply with the prospectus delivery requirements of the Securities Act or (2) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Holder to the Company specifically for inclusion in the Registration Statement or such Prospectus expressly for use therein; provided, that each Holder's obligation to indemnify such indemnified parties shall only be to the extent of the net proceeds received by such Holder in the offering to which the Registration Statement relates, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities as set forth in the section of the Registration Statement substantially similar to Annex A hereto or any changes to such section that are expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto, or (3) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 6(b).

(c)          Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "Indemnified Party"), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the "Indemnifying Party") in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have prejudiced the Indemnifying Party.
An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is reasonably likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable fees and expenses of no more than one separate counsel (the Indemnified Party's counsel who first notifies the Company of such obligation) shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.
All reasonable fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten (10) Business Days of written notice thereof to the Indemnifying Party; provided, that the Indemnified Party shall promptly reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is not entitled to indemnification hereunder, determined based upon the relative faults of the parties.
(d)          Contribution. If a claim for indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 5(c), any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 5(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, except in the case of fraud by such Holder. The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.
6.          Miscellaneous.
(a)          Compliance. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.
(b)          Discontinued Disposition. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(c), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder's receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing (the "Advice") by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. In the event of a discontinued disposition under this Section 6(b), the Company will use its reasonable best efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable and to provide copies of the supplemented Prospectus and/or amended Registration Statement or the Advice as soon as possible in order to enable each Holder to resume dispositions of the Registrable Securities. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.
(c)          Amendments in Writing. No amendment, modification, waiver, termination or discharge of any provision of this Agreement, or any consent to any departure by the Company and any Holder of the then outstanding Registrable Securities from any provision hereof, shall in any event be effective unless the same shall be in writing and signed by the Company and at least a majority of the Holder of the then outstanding Registrable Securities, and each such amendment, modification, waiver, termination or discharge shall be effective only in the specific instance and for the specific purpose for which given. No provision of this Agreement shall be varied, contradicted or explained by any oral agreement, course of dealing or performance or any other matter not set forth in an agreement in writing and signed by the Company and at least a majority of the Holder of the then outstanding Registrable Securities.
(d)          Termination of Prior Registration Rights Agreements. The Company and the Investor have entered into Registration Rights Agreements dated December 19, 2014, March 12, 2015 and September 7, 2015 (the "Prior Registration Rights Agreements"). The Company and the Investor hereby agree that the Prior Registration Rights Agreements, and all the rights, obligations and restrictions thereunder, shall terminate in their entirety as of the date hereof, shall be of no further force or effect and no provision contained therein shall survive such termination, and neither the Company nor the Investor shall have any further obligation whatsoever to the other with respect to the Prior Registration Rights Agreements; provided, however, that the terms and provisions of the Prior Registration Rights Agreements relating to indemnification shall survive such termination.

(e)          Suspension of Trading. At any time after the Registrable Securities are covered by an effective Registration Statement, the Company may deliver to the Holder of such Registrable Securities a certificate (the "Suspension Certificate") approved by the Chief Executive Officer of the Company and signed by an officer of the Company stating that the effectiveness of and sales of Registrable Securities under the Registration Statement would:
(i)          materially interfere with any transaction that would require the Company to prepare financial statements under the Securities Act that the Company would otherwise not be required to prepare in order to comply with its obligations under the Exchange Act, or
(ii)          require public disclosure of any transaction of the type discussed in Section 6(e)(i) prior to the time such disclosure might otherwise be required.
After the delivery of a Suspension Certificate by Holder of Registrable Securities, the Company may, in its discretion, require such Holder of Registrable Securities to refrain from selling or otherwise transferring or disposing of any Registrable Securities or other Company securities then held by such Holder for a specified period of time that is customary under the circumstances (not to exceed thirty (30) days). Notwithstanding the foregoing sentence, the Company shall be permitted to cause Holder of Registrable Securities to so refrain from selling or otherwise transferring or disposing of any Registrable Securities or other securities of the Company on only one occasion during each twelve (12) consecutive month period that the Registration Statement remains effective. The Company may impose stop transfer instructions to enforce any required agreement of the Holder under this Section 6(e).
(f)          Termination. This Agreement shall terminate and be of no further force or effect when there shall no longer be any Registrable Securities issuable or outstanding.
(g)          Notices. All notices, requests, consents and other communications under this Agreement shall be in writing and shall be deemed delivered (i) on the date of transmission when delivered via facsimile prior to 5:00 p.m. (New York City time) on a Business Day, (ii) one Business Day after transmission when delivered via facsimile later than 5:00 p.m. (New York City time) on any date and earlier than 11:59 p.m. (New York City time) on such date, (iii) upon delivery when delivered personally, (iv) three (3) days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (v) one (1) Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:
If to the Company:

Seanergy Maritime Holdings Corp.
16 G. Lambraki str.
Premiera Mall – 2nd floor
16674 Glyfada, GR
Attention: Chief Executive Officer
Facsimile: +30 210 9638404
With a copy (which shall not constitute notice) to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attn: Gary J. Wolfe, Esq.
Facsimile: (212) 480-8421
If to the Investor, to:

To the address set forth under such Investor's name on Schedule 2 hereto

Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.
(h)          Successors and Assigns. This Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors and assigns. The Company may not assign its rights or obligations hereunder without the prior written consent of all of the Holder of the then-outstanding Registrable Securities, provided a sale of the Company shall not be deemed an assignment.
(i)          Execution in Counterparts; Facsimile Signatures. This Agreement and any amendment, waiver or consent hereto may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument. All such counterparts may be delivered among the parties hereto by facsimile or other electronic transmission, which shall not affect the validity thereof.
(j)          Governing Law; Jurisdiction. This Agreement shall be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement shall be brought against the parties hereto or thereto in the courts of the State of New York, County of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the parties consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. The parties hereby expressly waive all rights to trial by jury in any suit, action or proceeding arising under this Agreement.
(k)          Cumulative Remedies. All remedies, either under this Agreement or by law, afforded to the parties hereto, shall be cumulative and not alternative.
(l)          Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.
(m)          Section Headings and References. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties. Any reference in this Agreement to a particular section or subsection shall refer to a section or subsection of this Agreement, unless specified otherwise.

 [Remainder of page intentionally left blank; Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

THE COMPANY:
SEANERGY MARITIME HOLDINGS CORP.
By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chairman & Chief Executive Officer

[Investor Signature page follows]

INVESTOR:
JELCO DELTA HOLDING CORP.
By:	/s/ Evan Breibart
Name:	Evan Breibart
Title:	Director

ANNEX A
Plan of Distribution
The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholder" includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from each selling stockholder as a pledge, gift, partnership distribution or other sale in any privately negotiated transaction, or non-sale related transfer. The number of shares beneficially owned by a selling stockholder will decrease as and when it effects any such transfers. The plan of distribution for the selling stockholders' shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.
The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions. The selling stockholders may offer their shares from time to time pursuant to one or more of the following methods:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	public or privately negotiated transactions;
•
on the New York Stock Exchange, American Stock Exchange, NASDAQ Global Market or NASDAQ Capital Market (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the shares are then listed, admitted to unlisted trading privileges or included for quotation);

•	through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;
•	to cover short sales;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.
In connection with distributions of the shares or otherwise, the selling stockholders may:
•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;
•	sell the shares short and redeliver the shares to close out such short positions;
•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and
•	pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

In addition to the foregoing methods, the selling stockholders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods or described above or any other lawful methods. The selling stockholders may also transfer, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock, and if the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from to time under this prospectus; provided however in the event of a pledge or then default on a secured obligation by the selling stockholder, in order for the shares to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this registration statement amending the list of selling stockholders to include the pledgee, secured party or other successors in interest of the selling stockholder under this prospectus.
The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information concerning the issuer, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding certain limitations in certain circumstances.
Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).
In offering the shares covered by this prospectus, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.
The Company is required to pay all fees and expenses incident to the registration of the shares other than broker fees and commissions.
The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

SCHEDULE 1

888,000 Shares issued to the Investor pursuant to a Share Purchase Agreement dated December 19, 2014 between the Company and the Investor.
5,000,100 Shares issued to the Investor pursuant to a Share Purchase Agreement dated March 12, 2015 between the Company and the Investor.
4,222,223 Shares issuable pursuant to the Convertible Promissory Note dated March 12, 2015 issued by the Company to the Investor, as amended.
10,022,240 Shares issued to the Investor pursuant to a Share Purchase Agreement dated September 7, 2015 between the Company and the Investor.
23,516,667 Shares issuable pursuant to the Convertible Promissory Note dated September 7, 2015 issued by the Company to the Investor, as amended.

15,277,778 Shares issuable pursuant to the Convertible Promissory Note dated September 27, 2017 issued by the Company to the Investor.

SCHEDULE 2
The Investor
Name of Company	Address	Jurisdiction of Incorporation
Jelco Delta Holding Corp.	c/o Western Isles Ltd. Jardine House, 4th Floor 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX Bermuda Tel: (441) 295-5913 Fax: (441) 296-0329	The Republic of the Marshall Islands